UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date:	August 25, 2005	By:	/s/ Alexander V. Izosimov
		Name:	Alexander V. Izosimov
		Title:	Chief Executive Officer and General Director

VIMPELCOM ANNOUNCES SECOND QUARTER AND SIX MONTH 2005

FINANCIAL AND OPERATING RESULTS

— 59% YEAR-ON-YEAR INCREASE IN TOTAL OPERATING REVENUES —

— 62% YEAR-ON-YEAR INCREASE IN OIBDA —

— 76% YEAR-ON-YEAR INCREASE IN NET INCOME —

— APPROXIMATELY 38.3 MILLION SUBSCRIBERS AS OF TODAY

INCLUDING 1.6 MILLION SUBSCRIBERS IN KAZAKHSTAN —

Moscow and New York (August 25, 2005) — Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading provider of wireless telecommunications services in Russia and Kazakhstan, today announced its financial and operating results for the quarter and six months ended June 30, 2005. During the second quarter, the Company reported continued subscriber growth in Russia and Kazakhstan and increases in total operating revenues, OIBDA and net income. VimpelCom’s condensed consolidated financial statements are attached.

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said, “We are very pleased with VimpelCom’s strong performance in the second quarter. In the face of continued strong competition throughout Russia and Kazakhstan, we added more than 4.3 million new subscribers and reported substantial improvements in our financial results. Our second quarter OIBDA margin of 51.4% was the highest in the Company’s history. The second quarter was also marked by the successful launch of our re-branding campaign in preparation for the next phase of market development.”

The principal results of operations with comments are presented in the following tables. All definitions are presented in Attachment A. The condensed consolidated financial statements of VimpelCom are presented in Attachment B. Reconciliation of each of OIBDA, OIBDA margin, ARPU and SAC to the most directly comparable U.S. GAAP financial measures appear in Attachment C.

As discussed in the Company’s 2004 Annual Report on Form 20-F and first quarter 2005 earnings release, the Company restated its historical financial statements for periods ending on or prior to September 30, 2004 to reflect guidance from the United States Securities and Exchange Commission contained in a letter to the accounting industry in February 2005 with respect to lease accounting. In addition, the first quarter 2005 earnings release reflected changes made by the Company to the estimated useful life of its GSM Russian telecommunications licenses as well as a reclassification of revenues generated by the Company’s value added services. In its subscriber reporting, starting with the second quarter of 2005, the Company decided to combine its advance payment subscribers with its prepaid subscribers (see “Definitions”). The earlier reported financial statement information and subscriber information that is incorporated in this press release, including for the second quarter of 2004 and the six months ending June 30, 2004, were recalculated accordingly.

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VimpelCom Announces Second Quarter And Six Month 2005 Financial And Operating Results

Key Subscriber Statistics

	As of June 30, 2005	As of June 30, 2004	Change Y-on-Y (%)	As of March 31, 2005	Change Q-on-Q (%)
Russia	33,700,400	16,303,900	106.7%	29,617,700	13.8%
% of prepaid a)	96.4%	93.7%	—	96.2%	—
Moscow license area	8,501,200	6,183,400	37.5%	8,118,000	4.7%
% of prepaid a)	88.9%	86.5%	—	88.9%	—
Russian regions	25,199,200	10,120,500	149.0%	21,499,700	17.2%
% of prepaid a)	99.0%	98.1%	—	98.9%	—
Kazakhstan	1,401,600	n/a	—	1,130,700	24.0%
% of prepaid a)	98.0%	n/a	—	97.5%	—
Total	35,102,000	16,303,900	115.3%	30,748,400	14.2%
% of prepaid a)	96.5%	93.7%	—	96.2%	—
% of active subscribers b)	87.2%	n/a	—	87.9%	—
Churn (quarterly)	6.7%	9.4%	—	5.9%	—

a)	Including advance payment subscribers. Numbers for June 30, 2004 and March 31, 2005 were recalculated in accordance with the Company’s newly adopted practice as discussed above.
b)	Active subscribers are defined as those who in the last three months made a chargeable transaction.

Based on independent research, VimpelCom estimates its market share in Russia at 34.5% at the end of the second quarter of 2005, compared to an estimated 32.9% at the end of the second quarter of 2004.

VimpelCom’s subsidiary KaR-Tel estimates its market share in Kazakhstan at 38.2% at the end of the second quarter of 2005 as compared with 35.2% estimated at the end of the first quarter of 2005 and 29.2% estimated at the end of September 2004, soon after VimpelCom’s acquisition of KaR-Tel. These market share figures were calculated using information released by KaR-Tel’s competitors in the Kazakh market.

In accordance with our previously disclosed plans when we entered Kazakhstan, on August 22, 2005 we completed the sale of an indirect minority interest (50% minus one share) of our subsidiary Kar-Tel. The minority stake was purchased by Crowell Investments Limited, which is beneficially owned and controlled by a beneficial owner and member of the board of directors of ATF Bank, Kazakhstan’s fourth largest bank. The purchase price was US$175 million, which is based upon the same valuation at which VimpelCom originally purchased KaR-Tel in an open competitive tender.

The churn rate for the second quarter of 2005 was 6.7% which is significantly lower than the 9.4% reported for the same period a year ago but higher than the 5.9% reported for the first quarter of 2005. Churn management remains one of VimpelCom’s priority tasks.

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VimpelCom Announces Second Quarter And Six Month 2005 Financial And Operating Results

Key Financial and Operating Indicators

(Definitions as well as reconciliation of each of OIBDA, OIBDA margin, ARPU and SAC to its most directly comparable U.S.
GAAP financial measures are presented below in the attachments)

	Three months ended June 30, 2005	Three months ended June 30, 2004*)	Change Y-on-Y (%)	Six months ended June 30, 2005	Six months ended June 30, 2004*)	Change Y-on-Y (%)
Total operating revenues (US$,000)	769,770	482,851	59.4%	1,410,406	896,623	57.3%
OIBDA (US$,000)	395,554	244,694	61.7%	701,661	446,719	57.1%
OIBDA margin	51.4%	50.7%	—	49.7%	49.8%	—
Gross margin (US$,000)	641,632	406,217	58.0%	1,173,322	748,358	56.8%
Gross margin percentage	83. 4%	84.1%	—	83.2%	83.5%	—
Net income (US$,000)	158,844	90,036	76.4%	268,508	165,638	62.1%
Net income per share (US$)	3.11	2.24		5.25	4.12
Net income per ADS (US$)	0.78	0.56 **)		1.31	1.03 **)
ARPU (US$)	7.8	10.8	-27.8%	7.6	10.8	-29.6%
MOU (min)	99.2	96.3	3.0%	93.4	94.1	-0.7%
SAC (US$)	13.3	14.1	-5.7%	13.8	15.3	-9.8%

*)	Numbers restated in accordance with the Company’s newly adopted accounting practice as specified in VimpelCom’s 2004 Annual Form 20-F Report.
**)	On November 22, 2004, we changed the ratio of our ADSs traded on The New York Stock Exchange from four ADSs for three common shares to four ADSs for one common share. VimpelCom ADS holders as of record date at the close of business on November 19, 2004 received two additional ADSs for every ADS held. There were no changes to VimpelCom’s underlying common shares. All ADS information presented herein reflects the change in the ratio.

Significant improvements in VimpelCom’s financial and operating results in the second quarter of 2005, as compared with the second quarter of 2004, were achieved largely as a result of continued rapid subscriber growth combined with the effects of economies of scale, efficient cost control and lower acquisition costs per subscriber. The same factors combined with positive seasonal effects in the second quarter contributed to the improvements in total operating revenues, OIBDA and net income by 20.2%, 29.2% and 44.8%, respectively, as compared with those figures reported for the first quarter of 2005.

Selling, general and administrative expenses (“SG&A”), as a percentage of total operating revenues, improved to 31.5% reported in the second quarter of 2005 as compared with 32.8% in the second quarter of 2004, and was particularly strong as compared with 34.9% in the first quarter of 2005. Improvements in SG&A are primarily a result of low SAC as well as the Company’s continued efforts to exercise strict cost control and utilize economies of scale. The Company’s record quarterly OIBDA margin of 51.4% was largely the result of this improvement in SG&A.

VimpelCom’s total capital expenditures for the second quarter of 2005 were approximately $406.2 million, spent for the purchase of long-lived assets.

The Company’s MOU in the second quarter of 2005 was 99.2 minutes, an increase of approximately 3.0% compared to 96.3 minutes recorded in the second quarter of 2004. As compared with 86.9 minutes recorded for the first quarter of 2005, MOU increased by 14.2%. This sequential quarter increase was primarily due to summer-time seasonal effects and was enhanced by marketing activity aimed at increasing off-peak traffic.

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VimpelCom Announces Second Quarter And Six Month 2005 Financial And Operating Results

ARPU for the second quarter of 2005 was approximately $7.8, an increase of 6.8% as compared with the $7.3 reported for the first quarter of 2005. We believe this is a positive development indicating stronger subscriber activity during the 2005 summer period than in the 2004 summer period. On a year-on-year basis, ARPU declined by 27.8% from the $10.8 reported for the second quarter of 2004. The downward year-on-year trend in ARPU is caused primarily by rapid regional expansion, which increases the proportion of lower ARPU regional subscribers in the network. A very competitive environment in some regions of Russia amplifies this trend by putting additional pressure on tariffs.

The Company’s management will discuss its second quarter 2005 results during a conference call and slide presentation on August 25, 2005 at 6:30 pm Moscow time (10:30 am EDT in New York). The call and slide presentation may be accessed via webcast at the following URL address http://www.vimpelcom.com. The conference call replay and the slide presentation webcast will be available through September 1, 2005 and September 26, 2005, respectively. The slide presentation will also be available for download on VimpelCom’s website http://www.vimpelcom.com.

VimpelCom is a leading international provider of telecommunications services, operating under the “Beeline” brand in Russia and Kazakhstan. In addition, VimpelCom is continuing to use “K-mobile” and “EXCESS” brands in Kazakhstan. The VimpelCom Group’s license portfolio covers approximately 94% of Russia’s population (136.5 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg, as well as the entire territory of Kazakhstan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to trends in the Company’s financial and operational performance, as well as the Company’s strategic and development plans and developments in the telecommunications market. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulation of the wireless telecommunications industry, general political uncertainties in Russia and Kazakhstan and general economic developments in Russia and Kazakhstan, the Company’s ability to continue to grow its overall subscriber base, continued volatility in the world economy and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the Russian and Kazakh telecommunications industry will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Ian Bailey/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(095) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com

- Definitions and Tables attached-

Attachment A: Definitions

Subscriber is an authorized user of cellular services, using one SIM card (GSM) with one or several selective numbers or one handset (DAMPS) with one selective number. The number of subscribers includes employees using cellular services and excludes guest roamers and users of test SIM cards (GSM) or handsets (DAMPS).

Prepaid subscribers are those subscribers who pay for their services in advance1).

Churn rate is defined as the total number of subscribers disconnected from our network within a given period of time expressed as a percentage of the midpoint of subscribers in our network at the beginning and end of that period. Contract subscribers are disconnected if they have not paid their bills for 2 months and prepaid subscribers are disconnected 6 months after their services have been blocked. We typically block a prepaid subscriber’s service in two cases: (1) their balance drops to $0 or below, and (2) an account shows no chargeable activity within 6 months. The Company retains the right to change its disconnect policy to reflect changes in business or regulatory environment.

OIBDA is a non-U.S. GAAP financial measure. OIBDA, previously referred to as EBITDA by the Company, is defined as operating income before depreciation, amortization and impairment loss. The Company believes that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation, amortization and impairment loss (relating to our one-time write-down of AMPS/D-AMPS related assets in the Samara region of $7,354 thousand in the second quarter of 2004) are considered operating costs under U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculations are commonly used as bases for some investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. OIBDA does not include our need to replace our capital equipment over time. Reconciliation of OIBDA to operating income, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section.

OIBDA margin is OIBDA expressed as a percentage of total operating revenues. Reconciliation of OIBDA margin to operating income as a percentage of total operating revenues, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section.

Gross margin is defined as total operating revenues less service costs and cost of handsets and accessories sold.

Gross margin percentage is gross margin expressed as a percentage of total operating revenues.

Each ADS represents 0.25 of one share of common stock. This ratio was established effective November 22, 2004. Previously each ADS represented 0.75 of one share of common stock.

ARPU (Monthly Average Revenue per User), a non-U.S. GAAP financial measure, is calculated for each month in the relevant period by dividing the Company’s service revenue during that month, including roaming revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of the Company’s subscribers during the month. Reconciliation of ARPU to service revenues and connection fees, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that ARPU provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that ARPU provides management with useful information concerning usage and acceptance of the Company’s services. ARPU should not be viewed in isolation or an alternative to other figures reported under U.S. GAAP.

MOU (Monthly Average Minutes of Use per User) is calculated for each month of the relevant period by dividing the total number of minutes of usage for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month.

SAC (Average Acquisition Cost Per User), a non-U.S. GAAP financial measure, is calculated as dealers’ commissions, advertising expenses and handset subsidies for the relevant period divided by the number of new subscribers added during the relevant period. Reconciliation of SAC to selling, general and administrative expenses, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that SAC provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that SAC assists management in quantifying the incremental costs to acquire a new subscriber. SAC should not be viewed in isolation or as an alternative to other figures reported under U.S. GAAP.

1)	This definition is broader than the one historically used by the Company as it includes advance payment subscribers previously presented in our operating statistics under the line “contract subscribers”.

Attachment B: VimpelCom financial statements and pertinent reconciliation tables

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Statements of Income

	Three months ended June 30,				Six months ended June 30,
	2005		2004		2005		2004
	(In thousands of US dollars, except per share (ADS) amounts)
Operating revenues:
Service revenues and connection fees	US$	760,723	US$	473,032	US$	1,392,464	US$	876,704
Sales of handsets and accessories		8,056		9,233		16,023		18,313
Other revenues		991		586		1,919		1,606

Total operating revenues		769,770		482,851		1,410,406		896,623

Operating expenses:
Service costs (exclusive of depreciation shown separately below)		120,700		69,876		222,603		133,337
Cost of handsets and accessories sold		7,438		6,758		14,481		14,928
Selling, general and administrative expenses		242,762		158,537		466,285		296,550
Depreciation		103,393		65,677		189,727		124,703
Amortization		34,939		9,513		68,568		18,656
Impairment of long-lived assets		—		7,354		—		7,354
Provision for doubtful accounts		3,316		2,986		5,376		5,089

Total operating expenses		512,548		320,701		967,040		600,617

Operating income		257,222		162,150		443,366		296,006

Other income and expenses:
Other income		628		534		6,823		888
Other expenses		(7,606)		(898)		(11,846)		(1,301)
Interest income		649		362		2,991		1,863
Interest expense		(34,681)		(12,904)		(71,598)		(26,760)
Net foreign exchange gain (loss)		2,160		861		(176)		2,532

Total other income and expenses		(38,850)		(12,045)		(73,806)		(22,778)

Income before income taxes and minority interest		218,372		150,105		369,560		273,228

Income taxes expense		59,494		43,336		100,839		79,630
Minority interest in net earnings of subsidiaries		34		16,733		213		27,960

Net income	US$	158,844	US$	90,036	US$	268,508	US$	165,638

Net income per common share	US$	3.11	US$	2.24	US$	5.25	US$	4.12

Net income per ADS equivalent	US$	0.78	US$	0.56	US$	1.31	US$	1.03

Weighted average common shares outstanding (thousands)		51,102		40,178		51,116		40,175

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Balance Sheets

	June 30, 2005		December 31, 2004
	(In thousands of US dollars)
Assets
Current assets:
Cash and cash equivalents	US$	151,097	US$	305,857
Trade accounts receivable		128,393		119,566
Other current assets		399,584		371,999

Total current assets		679,074		797,422

Non-current assets
Property and equipment, net		2,669,628		2,314,405
Telecommunication licenses and allocation of frequencies, net		703,597		757,506
Other intangible assets, net		561,404		580,799
Other assets		465,569		330,109

Total non-current assets		4,400,198		3,982,819

Total assets	US$	5,079,272	US$	4,780,241

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable		367,687		345,187
Due to related parties		4,824		7,290
Customer advances and deposits		251,974		278,170
Deferred revenue		1,588		1,893
Ruble denominated bonds payable, current portion		104,631		—
Bank loans, current portion		110,090		115,111
Capital lease obligations, current portion		3,998		2,851
Equipment financing obligations, current portion		56,355		71,577
Accrued liabilities		112,167		103,246

Total current liabilities		1,013,314		925,325

Deferred income taxes		280,122		296,967
Bank loans, less current portion		1,321,900		1,240,199
Capital lease obligations, less current portion		2,929		5,004
Ruble denominated bonds payable, less current portion		—		108,113
Accrued liabilities		8,649		6,837
Advances received		40,000		—
Equipment financing obligations, less current portion		22,235		38,283
Minority interest		730		2,380
Shareholders’ equity		2,389,393		2,157,133

Total liabilities and shareholders’ equity	US$	5,079,272	US$	4,780,241

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Statements of Cash Flows

	Six months ended June 30,
	2005		2004
	(In thousands of US dollars)
Net cash provided by operating activities	US$	533,500	US$	298,657

Proceeds from bank and other loans		384,015		382,325
Proceeds from issuance of rouble denominated bonds		—		5,200
Payments of fees in respect of bank loans		(9,888)		(7,216)
Payments of fees in respect of debt issue		—		(2,500)
Repayment of rouble denominated bonds		—		(59,764)
Repayment of bank and other loans		(306,892)		(25,668)
Repayment of equipment financing obligations		(35,530)		(43,126)
Purchase of treasury stock		(18,374)		—
Repayment of lease obligations		—		(260)

Net cash provided by financing activities		13,331		248,991

Purchase of property and equipment		(551,177)		(334,895)
Purchase of Dal Telecom stock, net of cash acquired of US$382				(73,689)
Purchase of minority interest in consolidated subsidiary		(8,020)		—
Proceeds from prepayment for sale of minority interest in consolidated subsidiary		40,000		—
Purchase of intangible assets		(9,361)		(15,219)
Purchase of other assets		(170,550)		(38,890)

Net cash used in investing activities		(699,108)		(462,693)

Effect of exchange rate changes on cash		(2,483)		987

Net increase (decrease) in cash		(154,760)		85,942
Cash and cash equivalents at beginning of period		305,857		157,611

Cash and cash equivalents at end of period	US$	151,097	US$	243,553

Supplemental cash flow information
Non-cash activities:
Equipment acquired under financing and capital lease agreements	US$	12,628	US$	1,659
Accounts payable for equipment and other long-lived assets		160,286		77,004
Accrued debt and equity offering costs		—		1,230
Operating activities financed by sale of treasury stock		295		1,268
Offset of the capital lease liability with accounts receivable		928		2,690
Acquisitions:
Fair value of assets acquired		—		86,655
Difference between the amount paid and the fair value of net assets acquired		—		17,401
Cash paid for the capital stock		—		(74,071)

Liabilities assumed	US$	—	US$	29,985

Attachment C: Reconciliation tables

Reconciliation of VimpelCom OIBDA to operating income (Unaudited)

(In thousands of US dollars)

	Three months ended
	June 30, 2005	March 31, 2005	June 30, 2004
OIBDA	395,554	306,107	244,694
Impairment loss	—	—	(7,354)
Depreciation	(103,393)	(86,334)	(65,677)
Amortization	(34,939)	(33,629)	(9,513)
Operating income	257,222	186,144	162,150

Reconciliation of VimpelCom OIBDA margin to

operating income as percentage of total operating revenues

(Unaudited)

	Three months ended
	June 30, 2005	March 31, 2005	June 30, 2004
OIBDA margin	51.4%	47.8%	50.7%
Less: Impairment loss	—	—	(1.5)%
Less: Depreciation as percentage of total operating revenues	(13.4)%	(13.5)%	(13.6)%
Less: Amortization as percentage of total operating revenues	(4.5)%	(5.2)%	(2.0)%
Operating income as percentage of total operating revenues	33.5%	29.1%	33.6%

Reconciliation of SAC to selling, general and administrative expenses (Unaudited)

(In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended
	June 30, 2005	June 30, 2004	March 31, 2005
Selling, general and administrative expenses	242,762	158,537	223,523
Less: General and administrative expenses	155,613	102,247	139,672
Sales and marketing expenses, including	87,149	56,290	83,851
advertising & marketing expenses	36,103	16,468	20,217
dealers’ commission expense	51,046	39,822	63,634
New gross subscribers,’000	6,572	3,987	5,856
Subscriber Acquisition Cost (SAC) (US$)	13.3	14.1	14.3

Reconciliation of ARPU to service revenue and connection fees (Unaudited)

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	June 30, 2005	June 30, 2004	March 31, 2005
Service revenue and connection fees	760,723	473,032	631,741
Less: Connection fees	132	151	160
Less: Revenue from rent of fiber-optic channels	269	304	272
Service revenue used to calculate ARPU	760,322	472,577	631,309
Average number of subscribers,’000	32,652	14,625	28,783
Average revenue per subscriber per month (US$)	7.8	10.8	7.3

Reconciliation of VimpelCom OIBDA to operating income (Unaudited)

(In thousands of US dollars)

	Six months ended
	June 30, 2005	June 30, 2004
OIBDA	701,661	446,719
Impairment loss	—	(7,354)
Depreciation	(189,727)	(124,703)
Amortization	(68,568)	(18,656)
Operating income	443,366	296,006

Reconciliation of VimpelCom OIBDA margin to

operating income as percentage of total operating revenues

(Unaudited)

	Six months ended
	June 30, 2005	June 30, 2004
OIBDA margin	49.7%	49.8%
Less: Impairment loss	—	(0.8)%
Less: Depreciation as percentage of total operating revenues	(13.5)%	(13.9)%
Less: Amortization as percentage of total operating revenues	(4.9)%	(2.1)%
Operating income as percentage of total operating revenues	31.3%	33.0%

Reconciliation of SAC to selling, general and administrative expenses (Unaudited)

(In thousands of US dollars, except for SAC and subscriber amounts)

	Six months ended
	June 30, 2005	June 30, 2004
Selling, general and administrative expenses	466,285	296,550
Less: General and administrative expenses	295,285	190,112
Sales and marketing expenses, including	171,000	106,438
advertising & marketing expenses	56,320	29,713
dealers’ commission expense	114,680	76,725
New gross subscribers,’000	12,428	6,967
Subscriber Acquisition Cost (SAC) (US$)	13.8	15.3

Reconciliation of ARPU to service revenue and connection fees (Unaudited)

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Six months ended
	June 30, 2005	June 30, 2004
Service revenue and connection fees	1,392,464	876,704
Less: Connection fees	292	336
Less: Revenue from rent of fiber-optic channels	541	853
Service revenue used to calculate ARPU	1,391,631	875,515
Average number of subscribers,’000	30,718	13,471
Average revenue per subscriber per month (US$)	7.6	10.8